Exhibit 99.1

Media Contacts: Tally Netzer, Director of Corporate Communications, Optibase, Ltd. 011-972-9-9709-202 tallyn@optibase.com

Jane Pruitt, ink Communications for Optibase
+1-617-488-0988 ext. 3
jane@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

OPTIBASE, LTD. ANNOUNCES FIRST QUARTER
RESULTS

Revenues Increase 40% over First Quarter 2006

        HERZLIYA, Israel, April 30, 2007 – Optibase, Ltd. (NASDAQ: OBAS) a leader in advanced digital video solutions today announced financial results for the first quarter ended March 31, 2007.

        Revenues for the first quarter ended March 31, 2007 were $5.6 million compared with $4 million for the first quarter of 2006 and with $5.4 million for the fourth quarter of 2006. Net loss for the first quarter was $408,000 or $0.03 per basic and diluted share compared with a net loss of $1.3 million or $0.09 per basic and diluted share for the first quarter of 2006 and with a net loss of $162,000 or $0.01 per basic and diluted share for the fourth quarter of 2006. Weighted average shares outstanding used in the calculations were approximately 13.5 million for the first quarter of 2007, 13.4 million for the first quarter of 2006 and 13.5 million for the fourth quarter of 2006.

        As of March 31, 2007, the Company had cash, cash equivalents, long terms investments in marketable securities and other financial investments, net, of $27.8 million, and shareholders’ equity of $44.6 million, compared with, $42.9 million and $44.5 million as of December 31, 2006. On January 11, 2007, Optibase purchased approximately 23% of Scopus Video Networks Ltd. at the price of approximately $16 million in cash.

        Tom Wyler, Chairman and Acting Chief Executive Officer of Optibase, said, “We are very pleased with the continued progress we saw in the first quarter. We saw an uptrend in revenues from the fourth quarter, and a year-over-year increase of 40%. While still early in the year, we are seeing greater clarity in the market.

        Mr. Wyler added, “In addition to several important customer wins during the first quarter, we are making significant strides toward our broader objective of advancing key strategic relationships including system integrator partnerships and OEM agreements. We believe that these catalysts, and our ability to capitalize on the opportunities that exist in the sector, position Optibase to continue growing as the market continues to mature.”

        He concluded, “As we recently announced, Danny Lustiger is leaving Optibase after 11 years to become the CFO of Housing & Construction Holding Company. I would like to take this opportunity to thank Danny for his contributions to the Company and to congratulate Amir Philips on his promotion from VP Finance of Optibase Inc. to CFO of Optibase Ltd. Amir’s promotion is well deserved and gives me great confidence in the strength of our team as we move forward.”

OPTIBASE REPORTS/2

Conference Call

        Optibase has scheduled a conference call for 9 a.m. EDT today, April 30, to discuss the first quarter results. For those unable to participate there will be replay available from 12:00 p.m. EDT April 30, 2007, through 11:59 p.m. EST, May 7, 2007. Please call: 1-973-341-3080 (Domestic & International), ID REPLAY CODE: 8728441.

        Interested parties may access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

About Optibase

        Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to our future events or our future performance, including statements regarding the IPTV market and the demand for our IPTV products. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, fierce competition in the digital video and streaming market, failure to meet technological changes in the market, our ability to manage growth and expansion, general economic conditions and other risk factors. We cannot guarantee future results, levels of activity, performance or achievements. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. These factors are updated from time to time through the filing of reports and registrations statements with the Securities and Exchange Commission. Optibase Ltd. does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com. This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

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OPTIBASE REPORTS/3

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended March 31, 2007

	Three month ended
	March 31, 2007 $	March 31, 2006 $
	Un audited	Un audited

Revenues	5,550	3,970
Gross profit	2,982	2,270
Operating expenses:
Research and development, net	1,202	1,016
Selling, general and administrative	2,358	2,682
Total operating expenses	3,560	3,698
Operating loss	(578)	(1,428)
Other expenses, net	(153)	(11)
Financial income, net	323	158

Net loss from continuing operations	(408)	(1,281)

Income related to discontinued operations	-	23

Net Loss	(408)	(1,258)

Other comprehensive income
Unrealized holding gains on available for sale securities	135	126
Total comprehensive loss	(273)	(1,132)

Net loss per share from continuing operations:
Basic	$(0.03)	$(0.09)
Fully diluted	$(0.03)	$(0.09)

Net Income per share from discontinued operations:
Basic	$(0.00)	$(0.00)
Fully diluted	$(0.00)	$(0.00)

Net loss per share:
Basic	$(0.03)	$(0.09)
Fully diluted	$(0.03)	$(0.09)

Number of shares used in computing
Earning per share
Basic & Diluted	13,500	13,364

Amount in thousands

3

OPTIBASE REPORTS/4

Optibase Ltd.
Condensed Consolidated Balance Sheets

	March 31, 2007	December 31, 2006

	Un audited	Un audited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	25,591	40,695
Trade receivables net of bad debts	3,470	4,544
Inventories	4,896	4,147
Other receivables and prepaid expenses	866	1,272
Assets related to discontinued operations	157	157
Total current assets	34,980	50,815

Long term investments in marketable securities	2,207	2,207
Other long term investments	18,574	2,616
	20,781	4,823

Fixed assets, net	1,619	1,700

Total assets	57,380	57,338

Liabilities and shareholders' equity
Current Liabilities:
Trade payables	2,904	1,764
Accrued expenses and other liabilities	7,206	8,555
Liabilities related to discontinued operations	205	155
Total current liabilities	10,315	10,474
Accrued severance pay	2,496	2,371
Total shareholders' equity	44,569	44,493
Total liabilities and shareholders' equity	57,380	57,338

Amounts in thousands

4